Exhibit 5.(b)

[Letterhead of Pillsbury Winthrop Shaw Pittman LLP]

March 3, 2008

Illinois Power Company

370 South Main Street

Decatur, Illinois 62523

Ladies and Gentlemen:

We have acted as special New York counsel to Illinois Power Company, an Illinois corporation (the “Company”), in connection with the filing by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”) of a Registration Statement on Form S-4 (the “Registration Statement”), relating to up to $250,000,000 aggregate principal amount of the Company’s registered 6.125% Senior Secured Notes due 2017 (the “Exchange Notes”) to be issued by the Company in exchange for an equal aggregate principal amount of its outstanding unregistered 6.125% Senior Secured Notes due 2017 (the “Original Notes”).  The Original Notes were, and the Exchange Notes will be, issued pursuant to an Indenture dated as of June 1, 2006 between the Company and The Bank of New York Trust Company, N.A., as trustee (the “Indenture”).

In so acting, we have reviewed originals (or copies certified or otherwise identified to our satisfaction) of the Registration Statement (including the exhibits thereto), the Restated Articles of Incorporation and By-Laws of the Company as in effect on the date hereof, corporate and other documents, records and papers and certificates of public officials.  We have not examined into, and are expressing no opinion or belief as to matters relating to, titles to property, franchises or the lien of the Company’s first mortgage.  We are members of the Bar of the State of New York and, for purposes of this opinion, do not hold ourselves out as experts of the laws of any jurisdiction other than the State of New York.  This opinion is limited to matters governed by the laws of the State of New York.

On the basis of such review and assuming that (i) the applicable provisions of the Securities Act, the Trust Indenture Act of 1939, as amended, and the securities or “blue sky” laws of various states shall have been complied with, (ii) the applicable resolutions of the Board of Directors of the Company (or a duly appointed committee or representative thereof) authorizing the Exchange Notes will not have been modified or rescinded prior to the issuance thereof and (iii) the Exchange Notes will be issued upon the terms specified in such resolutions and in the order of the Illinois Commerce Commission authorizing the issuance of the Original Notes and the Exchange Notes, we are of the opinion that when the Exchange Notes have been duly executed, authenticated and delivered in exchange for an equal principal amount of Original Notes in accordance with the terms of the Indenture and on the terms and conditions set forth in the Registration Statement, the prospectus contained therein or any applicable supplement thereto, the Exchange Notes will be legally issued and will constitute the valid and binding obligations of the Company, subject to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws affecting creditors’ rights, to general equitable principles (whether considered in a proceeding in equity or at law) and to an implied covenant of reasonableness, good faith and fair dealing.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us under the heading “Legal Matters” in the related prospectus.  In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Very truly yours,

/s/ Pillsbury Winthrop Shaw Pittman LLP